Exhibit 99.1

Syneron Launches Aesthetic Industry's First Physician Subscription Program for Its LipoLite(TM) Laser-Assisted Lipolysis Device

LipoLite Energy Access Program (LEAP) Designed to Aid Physicians Considering the Addition of Laser-Assisted Lipolysis to Their Aesthetic Practice

YOKNEAM, ISRAEL and IRVINE, CA--(Marketwire - July 29, 2008) - Syneron(TM) Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos(TM) combined-energy medical aesthetic devices, today announced the launch of the LipoLite(TM) Energy Access Program (LEAP), the aesthetic laser device industry's first shared investment model. With LEAP's cost-effective annual subscription fee, physicians of all specialties will be able to offer the increasingly popular laser-assisted lipolysis treatment.

Physicians subscribing to the LipoLite Energy Access Program have the option of a one-year subscription, rather than purchasing the equipment. The program offers physicians a LipoLite device with enough fat-destruction power to perform between 15-30 procedures a year. Physicians are able to purchase additional energy packets as needed during this period. At the end of each year, physicians have the option of extending the subscription, purchasing the device, or returning the system.

"Recognizing the current economic challenges in the market, Syneron developed LEAP to help physicians enter one of the fastest growing and most profitable area of aesthetics," said Don Fagen, Syneron's North American president. "As physicians from more varied specialties look to the aesthetics market as a potential income driver for their practice, our goal as a partner is to provide financial alternatives enabling our customers to introduce new applications to their practices. The success of LipoLite since its launch indicates a high level of interest from plastic and cosmetic surgeons, as well as from new physician entrants to aesthetic medicine."

"Through the LipoLite Energy Access Program, Syneron is again demonstrating its commitment to helping ensure the financial success of our customers," said Syneron CEO Doron Gerstel. "The novelty of LEAP shows our ability not only to offer doctors the latest technological advances in medical aesthetics, but also to innovate with new business models."

LipoLite is both a minimally invasive alternative and a complement to traditional liposuction fat-removing procedures. The procedure requires only local anesthetic and is designed to provide patients lasting results with little downtime and a high level of safety.

The LipoLite Energy Access Program is currently only available to U.S.-based physicians. For more information, please visit www.syneron.com.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications in the areas of facial applications, including skin rejuvenation, wrinkle reduction, and skin tightening, and body shaping, where the Company maintains a leadership position with its powerful VelaShape(TM) platform for circumferential reduction and cellulite treatment, and LipoLite, Syneron's first device in the market for laser-assisted lipolysis. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Irvine, Calif., Logistics Support Center in Toronto, Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com

Syneron, the Syneron logo, elos, LipoLite, and VelaShape are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners. [Missing Graphic Reference]

For more information, please contact:
Judith Kleinman
VP Investor Relations
+972 (54) 646 1688
ir@syneron.com

Angela Corsi
Airfoil PR for Syneron
248-304-1445
corsi@airfoilpr.com